Exhibit 99.1

Caledonia Mining Corporation Plc

Caledonia Announces Proposed $100 Million Offering of

Convertible Senior Notes Due 2033

(NYSE AMERICAN, AIM and VFEX: CMCL)

ST HELIER, Jersey, January 14, 2026 - Caledonia Mining Corporation Plc (“Caledonia”), a gold production, exploration and development company, today announced its intention to offer $100 million aggregate principal amount of Convertible Senior Notes due 2033 (the “Notes”) in a private placement (the “Convertible Notes Offering”) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). Caledonia also intends to grant the initial purchasers of the Notes an option to purchase, during a 13-day period beginning on, and including, the date on which the Notes are first issued, up to an additional $20 million aggregate principal amount of notes.

The Convertible Notes Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Convertible Notes Offering may be completed, or as to the actual size or terms of the Convertible Notes Offering.

The Notes will be general senior unsecured obligations of Caledonia and will accrue interest payable semi-annually in arrears. The Notes will be convertible at the option of holders under certain conditions into cash, common shares of Caledonia (“Common Shares”) or a combination of cash and Common Shares, at Caledonia’s election. The interest rate, initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Convertible Notes Offering.

Caledonia expects to use the net proceeds from the Convertible Notes Offering, if consummated, (i) to pay the cost of the capped call transactions (as described below) and (ii) to provide Caledonia with additional financial flexibility and enhanced options with respect to any or all of the following:

•	developing the Bilboes gold project in Zimbabwe (the “Bilboes Project”); and
•	general corporate needs, ongoing operational needs and working capital requirements.

If the initial purchasers exercise their option to purchase additional Notes, Caledonia expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties (as defined below) and use the remaining net proceeds for the purposes described above.

In connection with the pricing of the Notes, Caledonia expects to enter into privately negotiated capped call transactions with one or more of the initial purchasers of the Notes or affiliates thereof and/or other financial institutions (the “Option Counterparties”). The capped call transactions will cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of Common Shares initially underlying the Notes. The capped call transactions are expected generally to compensate (through the payment of cash to Caledonia or, if certain conditions are met, delivery of Common Shares to Caledonia) for potential economic dilution upon any conversion of the Notes and/or offset any cash payments Caledonia is required to make in excess of the principal amount of converted Notes, as the case may be, with such compensation and/or offset subject to a cap.

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

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In connection with establishing their initial hedges of the capped call transactions, Caledonia expects the Option Counterparties or their respective affiliates will enter into various derivative transactions with respect to Common Shares and/or purchase Common Shares concurrently with or shortly after the pricing of the Notes, including with, or from, certain investors in the Notes. This activity could increase (or reduce the size of any decrease in) the market price of Common Shares or the trading price of the Notes at that time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to Common Shares and/or purchasing or selling Common Shares or other securities of Caledonia in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during the 60 trading day period beginning on the 61st scheduled trading day prior to the maturity date of the Notes and, to the extent Caledonia exercises the relevant election under the capped call transactions, following any earlier conversion, redemption or repurchase of the Notes). This activity could also cause or avoid an increase or a decrease in the market price of Common Shares or the Notes, which could affect a noteholder’s ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, it could affect the number of shares, if any, and the value of the consideration that a noteholder will receive upon conversion of its Notes.

The Notes and any Common Shares issuable upon conversion of the Notes have not been and will not be registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and, unless so registered, may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of the securities being offered in the offering, nor shall it constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 ("MAR") as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with Caledonia’s obligations under Article 17 of MAR.

Forward-Looking Statements

This press release contains "Forward Looking Information" and "Forward Looking Statements" within the meaning of applicable United States securities legislation, including statements concerning the proposed terms of the Notes, the capped call transactions, the completion, timing and size of the proposed Convertible Notes Offering and capped call transactions, the potential impact of the foregoing or related transactions on dilution to the common shares and the market price of the common shares or the trading price of the Notes, the grant to the initial purchasers in the Convertible Notes Offering of the option to purchase additional Notes, and the anticipated use of proceeds from the offering. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “seek,” “plan,” “project,” “target,” “looking ahead,” “look to,” “move into,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements represent Caledonia’s current beliefs, estimates and assumptions only as of the date of this press release, and information contained in this press release should not be relied upon as representing Caledonia’s estimates as of any subsequent date. These forward-looking statements are subject to risks, uncertainties, and assumptions. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Risks include, but are not limited to market risks, trends and conditions. These risks are not exhaustive. Further information on these and other risks that could affect Caledonia’s results is included in its filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the year ended December 31, 2024, its report on Form 6-K for the three and six months ended June 30, 2025 and the future reports that it may file from time to time with the SEC. Caledonia assumes no obligation to, and does not currently intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About Caledonia

Caledonia is a gold production, exploration and development company with its operations focused in Zimbabwe. Caledonia’s primary asset is the Blanket Gold Mine - an underground gold mine in the Matabeleland South province, in which the Company currently holds a 64% interest. Over the last decade, the Company has invested in the development of the Blanket Gold Mine. Caledonia is also advancing other gold projects in Zimbabwe including the Bilboes Project, Maligreen Project and the Motapa Project.

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